March 12, 2014

VIA EDGAR

Geoff Kruczek,

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	WNC Housing Tax Credit Fund IV, L.P., Series 2 (“Issuer”)
Schedule 13E-3
Filed February 14, 2014
File No. 005-49787

Preliminary Schedule 14A
Filed February 14, 2014
File No. 000-28370

Dear Mr. Kruczek:

We are in receipt of a copy of the staff’s letter dated February 27, 2014 to David Shafer respecting the referenced filings. In partial response thereto, each filing person listed below acknowledges the following:

●	The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signatures on following page]

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Geoff Kruczek,

Attorney-Advisor

March 12, 2014

Very truly yours,

WNC HOUSING TAX CREDIT FUND IV, L.P., Series 2, a California limited partnership

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner of WNC Tax Credit Partners IV, L.P., managing general partner

WNC TAX CREDIT PARTNERS IV, L.P., a California limited partnership

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President

WNC INVESTMENT PARTNERS, LLC, a California limited liability company

By:	/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

WNC DEVELOPMENT PARTNERS, LLC, a California limited liability company

By:	/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr.